March 18, 2014

VIA EDGAR AND COURIER
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Melissa Kindelan, Staff Accountant
Jeff Kauten, Staff Attorney
Matthew Crispino, Staff Attorney
Patrick Gilmore, Accounting Branch Chief

Re:	Infoblox Inc.
Form 10-K for the Fiscal Year Ended July 31, 2013
Filed September 20, 2013
SEC File No. 001-35507

Ladies and Gentlemen:
On behalf of Infoblox Inc., a Delaware corporation (the “Company” or “Infoblox”), set forth below is the Company’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s comment letter dated March 5, 2014.
For ease of reference, the headings and numbers of responses set forth below correspond to the headings and numbers in the Staff’s comments, and we have set forth below, in italics, the text of the Staff’s comments prior to the response.
Form 10-K for Fiscal Year Ended July 31, 2013
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Business Overview, page 42

1.
We note you disclose that end customers typically purchase maintenance and support in conjunction with purchases of your products and generally renew their maintenance and support contracts upon expiration. We further note that in previous filings you quantified your cumulative renewal rates. Please tell us what the cumulative renewal rate was as of July 31, 2013 and why you did not include it in your disclosure. Also, tell us your consideration for including the cumulative renewal rate in future filings.

We supplementally inform the Staff that as of July 31, 2013, our cumulative renewal rate was approximately 90% for contracts expiring on or before that date, after giving effect to renewals for such contracts that were entered into after July 31, 2013. We further inform the Staff that our cumulative renewal rate was approximately 90% in each of fiscal 2010, 2011 and 2012. We acknowledge that we provided disclosure of our cumulative renewal rates in prior filings but only after lengthy correspondence with the Staff on this topic. See the responses to Comment 4 and 5 contained in our letter, dated March 12, 2012, and to Comments 2 and 3 contained in our letter, dated April 2, 2012, in each case to the Staff in response to its comments on our registration statement on Form S-1 (333-178925) (“Form S-1”).
At the time of the filing of our annual report on Form 10-K for the year ended July 31, 2013 (“2013 Form 10-K”), we determined that providing quantitative disclosure regarding the renewal rates of the maintenance and support contracts for the periods covered by our financial statements would not meaningfully enhance an investor’s understanding of our business, financial condition and results of operations and therefore, determined not to provide quantitative disclosure of our renewal rates in our MD&A. In this regard, our cumulative renewal rates were consistent with historical levels and thus, were not material to our year-over-year discussion of results of operations in MD&A. For similar reasons, they also were not deemed to be a subject worthy of discussion under Item 303(a)(3)(ii) of Regulation S-K. In addition, we note that we have never identified renewal rates in the subsections of MD&A titled “Factors Affecting Our Financial Performance” and “Key Metric of Our Business” because, as previously noted in our prior correspondence with the Staff, we do not consider such a lagging indicator to be a meaningful metric for evaluating current performance and we believe such disclosure could be confusing to investors.
In making the decision to not disclose cumulative renewal rates, we also reviewed the filings of other network equipment companies with business models similar to ours. While we acknowledge to the Staff that such peer company disclosures are not dispositive of the issue of whether or not we should provide quantitative disclosure of renewal rates in our filings, we did note that none of these peer companies disclose quantitative renewal rate information. Accordingly, we believed the mix of information contained in our MD&A was consistent with expectations of investors and the disclosure of similar registrants, in each case at the time of the filing of our 2013 Form 10-K.
Item 15. Exhibits, Financial Statement Schedules

2.
You do not appear to have filed as exhibits your contracts with Flextronics Telecom Systems Ltd., to which you outsource the manufacturing of a substantial majority of your products. Please provide us with a detailed analysis as to whether you should file your agreements with Flextronics as exhibits and describe the material terms of those agreements in your disclosure. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

We acknowledge the Staff’s comment and respectfully submit that we are not substantially dependent on Flextronics as the only potential manufacturer of our products, and that additional descriptions of our contractual arrangement are not warranted for the reasons discussed below.
By way of background, in connection with our initial public offering, we determined to file our master agreement with Flextronics (the “Master Agreement”) as Exhibit 10.07 to our Form S-1 and thereafter filed it as Exhibit 10.08 to our first annual report on Form 10-K (“Initial Form 10-K”). We believe that the Master Agreement was made in the ordinary course of business (within the meaning of Item 601(b)(10)(ii) of Regulation S-K) and its terms and conditions are consistent with common industry practice. In this regard, we further believe that similar terms would be available from other contract manufacturers in the event that we determined to replace Flextronics as the primary manufacturer of our products. We note that the Master Agreement is simply a process agreement that establishes certain standard terms and conditions between Flextronics and us, such as payment and timing terms, under which our appliances may be manufactured. Pursuant to the Master Agreement, at the time intervals noted therein, we submit production orders to Flextronics though individual purchase orders, based on our estimated monthly inventory needs, and there are no exclusivity provisions on our part.
By way of further background, in connection with our initial public offering and again at the time of the filing of the Initial Form 10-K, we took into account the several facts that supported our belief that we were not substantially dependent (within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K) upon the Master Agreement. For example, we considered the fact that we believed contract manufacturing of the type of appliances we needed by companies like Flextronics was a commoditized business with suitable competitors willing to replace incumbents providers. In this regard, as part of our analysis, we noted that Flextronics did not have any rights of exclusivity or possess any specialized know-how or intellectual property that could not be duplicated by another contract manufacturer. We then weighed those supporting facts against countervailing facts and circumstances. In particular, at the time of our initial public offering and the filing of the Initial Form 10-K, we had only recently transferred the majority of our assembly services to Flextronics from a smaller contract manufacturer, and had a limited history of working with a large organization like Flextronics as a contract manufacturer. At the time of these 2012 evaluations, we also were unable to gauge how difficult and disruptive it would be to our company to transition to other contract manufacturers as we then had only recently begun to work with other contract manufacturers and thus, had limited experience working with multiple contract manufacturers. We also noted that Flextronics, as a Tier 1 contract manufacturer, typically works with larger volumes and our then-current production volumes had made it relatively difficult to engage Flextronics as a contract manufacturer and we expected similar difficulties with other suitable Tier 1 contract manufacturers. Ultimately, based on these countervailing facts and circumstances, we decided to file the Master Agreement with our Form S-1 and our Initial Form 10-K and revisit these decisions once we had more experience working with multiple contract manufacturers and further matured as an organization.

In 2013, we reconsidered our decision to file the Master Agreement as an exhibit to our filings with the Commission. Consistent with our prior analysis, we took into account the general character of the contract and the fact that, in a commoditized business, Flextronics did not have any rights of exclusivity or possess any specialized know-how or intellectual property that could not be duplicated by another contract manufacturer. In addition, we took into account our longer history with Flextronics, our maturation as an organization, our more established history of working with multiple contract manufacturers, and the availability of suitable Tier 1 alternatives to Flextronics, in each case in light of our increased production volumes relative to the periods for which disclosure was provided in the Form S-1 and the Initial Form 10-K. In particular, we noted that, with our then-current production volumes, we would be an attractive partner for other suitable Tier 1 contract manufacturers, and assessed our ability to timely and successfully transition the services of Flextronics to other suitable Tier 1 contract manufacturers in light of this change as well as our more established history of working with multiple contract manufacturers. After completing this evaluation, in contrast to our 2012 evaluations and based on our organizational maturity, increased production volumes and history of managing multiple contract manufacturing relationships, we were of the view that, in the event our relationship with Flextronics was no longer viable, we could transition to another suitable contract manufacturer without a substantial long-term disruption to our business. As such, we determined that while replacing Flextronics would be a significant undertaking for our operations group and could potentially have a limited-duration impact on our gross margin due to fees and expenses related to transition, alternatives to Flextronics are available and could be implemented in a manner to avoid material disruption of our ability to provide products and otherwise conduct business in the event our agreement with Flextronics is terminated. Accordingly, we determined that we are not substantially dependent on the Master Agreement for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K and, therefore, we are not required to file this agreement as an exhibit pursuant to this Item.
With regard to whether additional disclosure of the terms of the Master Agreement are warranted elsewhere in our filings with the Commission, we respectfully submit that we do not believe such additional disclosure would be meaningful to investors. Our relationship with Flextronics is long-standing and, as noted above, we believe that the Master Agreement contains terms and conditions that are common for the industry and contract manufacturers generally, and would be available from other suitable replacements. As a result, we do not believe there is anything material to disclose about this arrangement other than that it is a contract manufacturing arrangement, which we have done. For example, as noted above, the Master Agreement contains no restrictions that would limit our ability to use another contract manufacturer. In light of the foregoing, we believe that identifying Flextronics as a “third-party manufacturer,” or stating that we “subcontract the manufacturing of most of our appliance models to Flextronics” in the 2013 Form 10-K provides sufficient disclosure to investors and is consistent with the Commission’s views on plain English disclosure. In addition, we do not believe that there are terms of the Master Agreement that would be regarded as material to investors.

* * * * * * * *
The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * *

The Company requests that any future comments be addressed to the undersigned at rcanessa@infoblox.com. You may also contact me via telephone with questions or comments at (408) 986-5454, or you may contact Stephen Yu, the Company’s General Counsel, at (408) 986-5523, or William L. Hughes of Fenwick & West LLP, our outside legal counsel, at (415) 875-2479.
Sincerely,

/s/ R. E. Canessa
R. E. Canessa,
Chief Financial Officer

cc:	Stephen Yu (via email)
Michael Fancher
Infoblox Inc.

Melissa Kindelan, Staff Accountant (via email)
Securities and Exchange Commission

Matthew Quilter, Esq. (via email)
William L. Hughes, Esq.
Fenwick & West LLP

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